FOR IMMEDIATE RELEASE

Bladex Reports Net Income of $14.8 million for the First Quarter of 2007

Financial Highlights

First Quarter 2007 vs. First Quarter 2006:

•
Operating income(1) increased 52% from the first quarter of 2006, driven by higher Treasury Division revenues and a 47% increase in net interest income, the latter resulting mostly from a 23% increase in the average loan portfolio and a 20 bps increase in net interest margins.

•	Efficiency ratio improved to 35% from 41%.
•	The credit portfolio grew 17%.
•	Net income declined 11% due to lower credit provision reversals.

First Quarter 2007 vs. Fourth Quarter 2006:

•
Driven by higher Commercial Division and securities revenue, and lower operating expenses, which offset a reduction in trading gains from the strong levels of the fourth quarter, operating income was maintained at $14.0 million.

•	At March 31, 2007, the credit portfolio stood at $4.2 billion, 5% higher than at December 31, 2006.
•	Deposits grew 31%, totaling $1.4 billion at March 31, 2007.
•	Net income amounted to $14.8 million, down 30% from the previous quarter, due to lower credit provision reversals and no asset recoveries during the quarter.
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(1) Operating income refers to net income excluding reversals of provisions for credit losses, recoveries (impairment) on assets, and cumulative effect on prior years of changes in accounting principles.

Panama City, Republic of Panama, April 23, 2007 - Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or the “Bank”) announced today its results for the first quarter ended March 31, 2007.

The table below depicts selected key financial figures and ratios for the periods indicated (the Bank’s financial statements are prepared in accordance with U.S. GAAP, and all figures are stated in U.S. dollars):

Key Financial Figures

(US$ million, except percentages and per share amounts)	1Q06	4Q06	1Q07
Net interest income	$11.6	$16.7	$17.1
Operating income	$9.2	$14.1	$14.0
Net income	$16.7	$21.1	$14.8
EPS (2)	$0.44	$0.58	$0.41
Return on average equity	11.1%	14.5%	10.2%
Tier 1 capital ratio	32.2%	24.4%	22.3%
Net interest margin	1.62%	1.76%	1.82%
Book value per common share	$15.40	$16.07	$16.24
Total assets	$3,105	$3,978	$4,274
Total stockholders’ equity	$582	$584	$590

(2) Earnings per share calculations are based on the average number of shares outstanding during each period.

Comments from the Chief Executive Officer

Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the quarter's results: "The operating results of the first quarter represent the strongest start of the year that Bladex has enjoyed since we started to transform the business model three years ago. Our commercial operations continued growing at a rate exceeding our goal of three to four times the underlying growth rate of the region, while posting the strongest increase in net lending margins that we have seen in 16 quarters. Along with a solid performance in the Available for Sale portfolio, these increased revenues offset the smaller trading gains generated in the Treasury Division after a particularly solid fourth quarter. The results are, in our opinion, clear evidence of the value of the diversification instilled in our revenue engine.

With revenue growth continuing to outpace the expenses needed to support an expanding business, Bladex’s efficiency levels improved yet again, reaching 35%, placing the Bank in a privileged competitive position within the industry.

There were significant positive developments on the liability side of the balance sheets as well, with deposits increasing a full 31% during the quarter. I consider the growth to be of special significance as it was fueled by deposits from Latin American state institutions.

In financial terms, the 10.2% ROE represents the first time since 2002 that Bladex has reached double digit return levels without the effect of provision reversals related to the impaired portfolio in Argentina. It is noteworthy that the Bank reached this result while working off a strong Tier 1 capitalization of 22.3%. I believe this constitutes further proof of Bladex’s ability to meet our objective of steadily improving ROE levels through careful growth.

In summary, Bladex’s business keeps growing, our profitability improving, our efficiency strengthening, and our credit quality remains extraordinarily solid. These trends affirm Bladex’s commitment to add value to its shareholders, while fulfilling the Bank’s critically important mission of supporting trade in the Region."

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the treasury function, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing interest rates and of improving macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace large deposit withdrawals.

About Bladex
Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors. Through March 31, 2007, Bladex had disbursed accumulated credits of over $146 billion.

Bladex is listed on the New York Stock Exchange. Further investor information can be found at www.blx.com. A LONGER VERSION OF THIS PRESS RELEASE WITH DETAILED INFORMATION WILL BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, AND CAN BE OBTAINED FROM BLADEX AT:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama City, Panama
Attention: Mr. Carlos Yap, Chief Financial Officer
Tel. No. (507) 210-8563, e-mail: cyap@blx.com,
-or-
Investor Relations Firm
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
Tel: (212) 406-3690, e-mail: bladex@i-advize.com

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Monday, April 23, 2007, at 11:00 a.m., New York City time. For those interested in participating, please dial (888) 335-5539 in the United States or, if outside the United States, (973) 582-2857. Participants should use conference ID# 8675166, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at www.blx.com.